(202) 274-2004	slanter@luselaw.com

Via EDGAR and E-Mail

July 6, 2012

Mellissa Campbell Duru
Special Counsel
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Mail Stop 4563
Washington, D.C.  20549-3628

Re:          Cryo-Cell International, Inc. (“Cryo-Cell”)
Additional Soliciting Materials filed on Schedule 14A
Filed on July 5, 2012; File No. 0-23386

Dear Ms. Duru:

On behalf of Cryo-Cell International, Inc. (the “Company”) and in connection with the above-referenced filing, we submit this letter to the staff (“Staff”) of the Securities and Exchange Commission to clarify statements made in the Company’s July 5, 2012 filing (the “July 5th materials”).

Specifically, the July 5th materials include the following quotation from current board member George Gaines:

•
George Gaines, chairman of the Cryo-Cell Compensation Committee, fully supports the new leadership. “David and Mark Portnoy know exactly what it takes to reverse the company’s downward trend in revenue. Their plan is already showing positive results. The Compensation Committee, comprised entirely of outside independent directors, structured their compensation package to provide a lower salary than many CEOs are paid with more stock options as an incentive to increase value for all shareholders. As the second largest Cryo-Cell shareholder, I believe their employment agreements are aligned with increasing shareholder value. I am very comfortable with their compensation contracts.” (italics added)

The Company has received a letter from counsel to shareholder Ki Yong Choi asserting that, in light of the above-statement made by director George Gaines, the Company should disclose the quarterly results for the fiscal quarter ended May 31, 2012 prior to the Company’s annual meeting on July 10, 2012.

Although the Staff has not issued a letter to the Company in connection with the July 5th materials, the Company has determined to provide this letter to the Staff in support of the statements provided by Mr. Gaines.

Specifically, in support of the statement made in the July 5th materials, the Company hereby informs the Staff of the following:

•	Revenue increase $245,000, or 5.8%, to $4,423,535 for the fiscal quarter ended May 31, 2012 from $4,178,589 for the fiscal quarter ended February 29, 2012.

•
In addition to the Company’s increased revenues, the Company notes to the Staff that management has taken strategic initiatives to increase revenue which, in the Company’s opinion, further supports Mr. Gaines’ statement and which the Company believes represents the “positive results” referenced by Mr. Gaines. Specifically, management has implemented an outside sales force to sell the Company’s products and services. The Company has had no such outside sales force in place since 2008. Further, management has instituted changes in the Company’s marketing strategy to focus on the Company being an industry founder and has also changed the packaging and marketing materials for the Company’s products and services.

The Company is in the process of finalizing with its independent outside auditor, Grant Thornton, its unaudited financial statements for the quarter ended May 31, 2012. This information is not yet finalized, and accordingly, the Company is not prepared to file an earnings release containing the financial information demanded by Mr. Choi and his counsel. It is expected that quarterly results will be released on or about July 16, 2012.

Please contact the undersigned at (202) 274-2004 or at slanter@luselaw.com as soon as possible if the Staff has any questions or comments in connection with this letter.

Sincerely,

/s/ Steven Lanter

Steven Lanter
cc:           David I. Portnoy